Filed Pursuant to Rule 433

Registration No. 333-181047

November 1, 2012

CAPITAL ONE FINANCIAL CORPORATION

$750,000,000 1.000% SENIOR NOTES DUE 2015

Summary of Terms for Issuance

Issuer:	Capital One Financial Corporation

Security:	1.000% Senior Notes due 2015

Principal Amount:	US$ 750,000,000

Net Proceeds to Issuer:	US$ 745,807,500

Ranking:	Senior Unsecured

Expected Security Ratings:*	Baa1 / BBB / A- (Moody’s / S&P / Fitch)

Trade Date:	November 1, 2012

Settlement Date:	November 6, 2012 (T+3)

Maturity Date:	November 6, 2015

Coupon:	1.000% per annum

Reference Benchmark:	0.25% UST due October 15, 2015

Reference Benchmark Yield:	0.375%

Spread to Benchmark:	+73 bps

Re-offer Yield:	1.105%

Price to Public:	99.691% of principal amount

Interest Payment Dates:	Semi-annually in arrears on May 6 and November 6 of each year, commencing on May 6, 2013 to and including the Maturity date.

Concurrent Debt Offerings:	The issuer is also offering $250,000,000 of its Floating Rate Senior Notes due 2015.

CUSIP/ISIN:	14040H BA2 / US14040HBA23

Joint Book-Running Managers:	Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
RBS Securities Inc.

Co-Managers:	HSBC Securities (USA) Inc.
Keefe, Bruyette & Woods, Inc.
Mischler Financial Group, Inc.
Muriel Siebert & Co., Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capital One Financial Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents filed with the SEC and incorporated by reference in such documents for more complete information about Capital One Financial Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or RBS Securities Inc. toll-free at 1-866-884-2071.

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